VIA EDGAR

July 14, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention:   Kathleen Collins, Accounting Branch Chief

                     Patrick Gilmore, Staff Accountant

Re:	InterVideo, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 8-K Filed March 2, 2006 and May 9, 2006

File No. 000-49809

Ladies and Gentlemen:

InterVideo, Inc. (“InterVideo”) is responding electronically to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 23, 2006 and addressed to Randall Bambrough, Chief Financial Officer of InterVideo (the “Comment Letter”) in connection with InterVideo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Current Reports on Form 8-K filed on March 2, 2006 and on May 9, 2006.

We have repeated your comments 1 through 8 below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

1.	We note your disclosure on page 14 where you indicate that revenue from HP has declined beginning in the fourth quarter of 2005 and into 2006 because HP informed the Company that they will not incorporate certain of your products into certain future HP notebook models. Pursuant to FR-72, a company’s MD&A should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Tell us what consideration you gave to including a discussion of the potential impact of losing future business from your largest customer and what actions management is taking to overcome the possible future declines in revenue from this customer. We refer you to Section III.B.3 of SEC Release No. 33-8350.

Securities and Exchange Commission

July 14, 2006

In response to the Staff’s comment, we respectfully advise the Staff that management has considered the potential impact of the decline in future business from HP. As noted by the Staff above, InterVideo included disclosure regarding its relationship with HP in the Risk Factors section of its Form 10-K. However, no disclosure of the potential impact of the decline in future business associated with HP was included the MD&A section of the Form 10-K because management was unable to conclude at the time of filing whether the loss of the HP business was reasonably likely to have a material effect on InterVideo’s liquidity, capital resources or results of operations.

We acknowledge, however, that disclosure of the potential impact of the change in the HP relationship was required unless management was able to affirmatively conclude either (i) that such change was not reasonably likely to occur, or (ii) that the change, if it did occur, would be unlikely to have material effect on InterVideo’s liquidity, capital resources or results of operations. Thus, adding a discussion of the possible future declines in revenues related to HP and management’s response to that possibility to the MD&A of our Form 10-K would have been appropriate in the face of management’s uncertainty regarding the reasonable likelihood of a material effect.

Accordingly, we hereby undertake to include such a discussion in the MD&A section of our future filings. Additionally, we expect to have additional visibility on the potential for the decline in business from HP to have a material effect and intend to use such visibility to enhance our future disclosure.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

2.	We note in your disclosure that you typically do not provide upgrades or post contract support (PCS) to the OEM’s customers or sales channel partners although under certain arrangements where PCS is granted for greater than one year, revenue is recognized ratably over the shorter of the contractual PCS period or the estimated life of the product. It appears that your OEM customers have explicit rights to PCS. Please confirm. Also, please cite the specific guidance in SOP 97-2 that you are applying to these arrangements and explain the circumstances under which the estimated life of the product would be less than the PCS. Do you consider the license agreements that include the OEM’s right to PCS a multiple element arrangement? If so, tell us how you considered paragraph 10 of SOP 97-2 in determining the VSOE of fair value for the PCS element.

Securities and Exchange Commission

July 14, 2006

In response to the Staff’s comment, we respectfully advise the Staff that InterVideo does not provide upgrade rights or PCS to the majority of its OEM customers or sales channel partners. There are, however, some arrangements whereby our OEM customers have rights to PCS that extend beyond one year. For these arrangements, InterVideo considers the OEM’s right to PCS as a multiple element arrangement. However, sufficient vendor-specific objective evidence (VSOE) does not exist in these arrangements to allocate the fee to the separate elements. Additionally, the only undelivered element is the PCS. Thus, the entire fee is recognized ratably over the period which PCS is expected to be provided in accordance with paragraph 58 in SOP 97-2. Such arrangements represents less than 2% of the total revenue in InterVideo’s consolidated financial statements. In this regard, since InterVideo has never experienced a situation whereby the PCS period exceeds the estimated life of the product, management will undertake to remove this reference in the revenue recognition policy in future filings. Should such an unlikely circumstance occur, management will reevaluate the discussion at that time.

3.	We also note in your disclosure that for sales to end-users, you “generally” do not offer specified upgrade rights to any class of customer. Tell us whether any arrangements entered into during the years presented included any specified upgrade rights and how you accounted for such arrangements.

In response to the Staff’s comment, we respectfully advise the Staff that InterVideo has a single arrangement that calls for specified upgrade rights. Since VSOE does not exist for the allocation of the fee to the upgrade right, all of the revenue from the arrangement has been deferred until the specified upgrade is delivered in accordance with paragraph 38 of SOP 97-2. Additionally, the revenue associated with this single arrangement is immaterial to InterVideo’s consolidated financial statements.

4.	We note that you sell your products to distributors and retailers and that for products sold on a non-consignment basis where limited return rights exist, revenue is recognized upon shipment. We also note that for products sold where the distributor or retailer has unlimited return rights, revenue is recognized when the product is sold to the end-user. Tell us why your revenue recognition policy differs based on the return rights offered. See paragraph 6 of SFAS 48. Also, tell us why the Company’s policy for accounting for contracts with unlimited return rights differs from that of Ulead, which appears to have similar return rights.

In response to the Staff’s comment, we respectfully advise the Staff that where InterVideo products are sold on a non-consignment basis and the distributor or retailer has unlimited return rights, revenue is recognized based on a sell-through to the end-user approximately one month after such sales occur, less any rebates or other required reserves because the amount of future returns cannot be reasonably estimated in these situations. The one-month delayed recognition serves to allow for end-user return rights to the distributor or retailer.

Securities and Exchange Commission

July 14, 2006

For similar InterVideo product sales to distributors or retailers on a non-consignment basis where there are limited return rights, revenue is recognized upon shipment, net of the contractual return rights and any rebate or similar reserves necessary because InterVideo has no additional obligation nor liability at the time of shipment.

Ulead product sales to distributors or retailers with unlimited return rights are recognized based on the sell-in method since Ulead can reasonably estimate the amount of future returns as determined from the historical return rate data collected from its distributors and resellers. As previously noted, we cannot reasonably estimate future returns on InterVideo products because our experience has not provided consistent data with which to accurately estimate such returns.

We acknowledge that the description provided in our revenue recognition policy statements, while accurate and complete, can be more clearly written to allow for the reader to readily identify our revenue recognition methodologies under these various types of arrangements. Accordingly, we hereby undertake to provide such clarifying language in future filings.

5.	We note in your disclosure that a returns reserve based on historical return rates is established for sales to distributors and retailers of Ulead. Confirm that Ulead recognizes revenue upon shipment to its distributor or retailer.

In response to the Staff’s comment, we respectfully advise the Staff that as noted above, Ulead recognizes revenue upon shipment to its distributors or retailers, net of any returns, rebates or other reserves.

Note 3. Acquisition of Ulead Systems, Inc.

Intangibles, page 66

6.	We note your reference to an independent third-party appraisal firm. If you choose to refer to an independent third-party appraisal firm, you must identify the independent appraisal firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Please note for future reference.

In response to the Staff’s comment, we respectfully advise the Staff that management determined the fair values of the assets acquired and liabilities assumed based upon

Securities and Exchange Commission

July 14, 2006

accepted valuation techniques. In determining the valuation, management was required to make difficult, subjective and complex judgments, and relied, in part, on an independent third-party appraiser to place a fair value on the intangible assets.

Rule 436(b) provides that consents shall be filed “[i]f it is stated that any information contained in a registration statement has been reviewed or passed upon by any person and that such information is set forth upon the authority of or in reliance upon such persons as experts.” InterVideo does not identify the advisors it consulted with in the cited footnote nor does it set forth the information provided to it by such advisors in the filing.

In such circumstances, management does not believe that the cited reference includes statements purported to be made on the authority of an expert such that a consent would be required to be filed pursuant to Section 7 of the Securities Act or Rule 436(b) thereunder in connection with future registration statements. InterVideo undertakes to clarify in future filings that its management is primarily responsible for determining fair values based on a range of factors including input from appraisers and consultants.

Note 4. Balance Sheet Components

Held for Sale Assets, page 69

7.	We note your disclosure on page 69 where you indicate that the land and building owned by Ulead is “being actively marketed for sale at a price that is reasonable in relation to its fair value.” Please explain what you mean by this statement. Tell us how the fair value of the asset, less costs to sell, compares to the carrying value of the land and building. We refer you to paragraph 34 of SFAS 144.

In response to the Staff’s comment, we respectfully advise the Staff that the land and building owned by Ulead classified as Held for Sale Assets were initially recorded at fair value upon acquisition. Management determined that no adjustment was necessary to reduce the carrying value of the assets when the decision was made to reclassify the assets to Held for Sale Assets since the fair value of the assets, less costs to sell, approximated the carrying value.

Forms 8-K filed March 2, 2006 and May 9, 2006

8.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

Securities and Exchange Commission

July 14, 2006

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. We also note that, based on your disclosure, it appears you consider certain items non-recurring including amortization of intangibles, other adjustments and adjusted minority interest although you continue, or will continue, to incur such expenses each reporting period. In this regard, tell as whether you believe the nature of the items excluded are reasonably likely to recur within two years or whether there were similar charges within the prior two years.

In response to the Staff’s comment, we respectfully acknowledge that InterVideo has presented non-GAAP financial measures under Item 9.01 of its Current Reports on Form 8-K filed on March 2, 2006 and May 9, 2006 which exclude certain expense items associated with the acquisition of Ulead, stock-based compensation and other non-recurring charges. Each of these excluded items are non-cash related, are associated with prior acquisitions and/or are non-recurring.

While the we expect the amortization of intangibles to continue to be a part of the InterVideo financial statements in future periods, management believes that the non-GAAP adjustment of this non-cash information relating exclusively to historical acquisitions is in line with how management evaluates InterVideo’s business operations and allows investors to better understand the actual business operating results of InterVideo for the periods presented.

Securities and Exchange Commission

July 14, 2006

The stock-based compensation adjustment is a non-cash item related to the initial implementation of FAS 123R that has not been included in the financial statements of the prior periods presented. Since this is the first period in which these amounts have been reported, management feels that identifying such information in the non-GAAP financial statement presentation allows investors a more accurate comparison with the operating results of prior periods presented.

This minority interest line item results from the presentation of Ulead related non-GAAP adjustments. As such, to the extent any non-GAAP related information that pertain to Ulead’s financial statements is presented in future filings, the minority interest in such adjustments will continue to be a part of the non-GAAP financial information presented.

The remaining adjustments are non-recurring and are not expected to continue to be a part of the InterVideo financial statements because they are period-specific expenses.

InterVideo does not believe that its non-GAAP presentation is more accurate than, or more important than, its GAAP results. InterVideo has displayed its GAAP results prominently in its Form 8-K filings and used only its GAAP results in its Form 10-K and Form 10-Q filings. When non-GAAP results have been presented in its Form 8-K filings, InterVideo has cautioned that the non-GAAP financial measures should not be considered alone or as a substitute for financial information prepared in accordance with GAAP results.

Management believes that the supplemental non-GAAP presentation enhances the overall usefulness of its financial information when considered in the context of its GAAP results. Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures suggests that registrants discuss the usefulness of any non-GAAP measure that excludes recurring items in its non-GAAP presentation. Management believes that the non-GAAP measures provide a consistent basis for period to period financial statement comparison. While the non-GAAP measures exclude certain recurring, non-cash items, management believes that this presentation is useful because it allows investors to evaluate and analyze the performance of InterVideo by focusing on its core operations. Our management, including our chief operating decision-maker, uses these same non-GAAP measures both internally to assess the ongoing performance of the Company and in review of the Company’s financial performance at the Board level. Management believes that such non-GAAP adjustments facilitate its ability to evaluate the performance of the business operations on an ongoing basis. InterVideo will enhance its disclosures regarding the reasons for presenting non-GAAP financial information in future filings, as suggested by the Staff.

Further, in response to the Staff’s specific request, we hereby acknowledge the following on behalf of InterVideo:

•	InterVideo is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

July 14, 2006

•	Staff comments or changes to disclosure in response to Staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing; and

•	InterVideo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the several comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at 510.651.0888.

Sincerely,

/s/ Randall Bambrough

Randall Bambrough
Chief Financial Officer
InterVideo, Inc.

cc:	Mike Rebholtz
Matthew Sonsini
Troy Foster